Gemini Wine & Spirits

Profit and Loss
January - December 2023

	TOTAL
Income	
Food Sales	22,825.10
Private Sales	35,164.80
Shopify Discounts	-28,553.82
Shopify Refunds	-4,789.85
Shopify Sales	707,208.94
Shopify Shipping	3,947.00
Uncategorized Income	99.88
Wine Club	123,136.09
Total Income	**$859,038.14**
Cost of Goods Sold	
Beer/Liquor	89,560.11
Cost of Goods Sold	1,972.00
E-Commerce Service	364.49
Shopify Fees	19,979.41
Total E-Commerce Service	**20,343.90**
Food Cost	28,898.10
Wine	395,456.71
Total Cost of Goods Sold	**$536,230.82**
GROSS PROFIT	**$322,807.32**
Expenses	
401K Administration Fee	1,538.62
Advertising & Marketing	11,061.08
Donation	1,674.00
Total Advertising & Marketing	**12,735.08**
Bad Debt	0.00
Bank Charges & Fees	1,192.13
Car & Truck	3,904.16
CC Processing Fees	4,004.82
Dues & Subscriptions	10,373.49
Insurance	12,149.02
Workers Comp	3,704.00
Total Insurance	**15,853.02**
Interest Paid	6,770.04
Legal & Professional Services	31,200.85
Liquor License CA	884.00
Meals & Entertainment	15,046.47
Office Supplies & Software	5,561.23

Gemini Wine & Spirits

Profit and Loss
January - December 2023

	TOTAL
Payroll	194,945.70
Payroll Employer Taxes	16,173.14
Payroll Fees	2,568.14
Total Payroll	**213,686.98**
Rent & Lease	57,857.00
Repairs & Maintenance	9,121.79
Research	989.96
Shipping, Freight & Delivery	7,873.78
Store Expenses	3,087.21
Taxes & Licenses	1,452.26
Business Tax	2,222.20
Property Taxes	521.08
Total Taxes & Licenses	**4,195.54**
Travel	1,384.08
Uncategorized Expense	0.00
Utilities	16,954.67
Total Expenses	**$424,214.92**
NET OPERATING INCOME	$ -101,407.60
NET INCOME	$ -101,407.60

Gemini Wine & Spirits

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
401K	0.00
Cash on hand	1,238.57
GEMINI WINE & SPIRITS INC (3014)	57,591.11
Savings	2,223.81
US Bank	-288.00
Total Bank Accounts	**$60,765.49**
Accounts Receivable	
Accounts Receivable (A/R)	35,164.80
Total Accounts Receivable	**$35,164.80**
Other Current Assets	
Inventory Asset	-594.00
Prepaid Expenses	45,000.00
SC Cellars Short Term Loan	75,000.00
Shopify Carried Balances	0.00
Shopify Clearing Account	0.00
Shopify Pending Balances	-3,225.69
Uncategorized Asset	0.00
Undeposited Funds	211.10
Total Other Current Assets	**$116,391.41**
Total Current Assets	**$212,321.70**
Fixed Assets	
Accumulated Depreciation	-16,274.00
Front Counter	17,650.00
Furniture	4,296.84
Furniture - Crate & Barrel	2,877.91
Ipad 2018	522.44
Ipad 2022	1,005.22
Leasehold Improvements	38,122.88
Leasehold Improvements 2020	64,733.67
Leasehold Improvements 2022	3,122.24
Macbook Air	1,289.24
Shop Furniture	1,279.50
True Brand Refrigerator	2,050.00
Wine Fridge	1,850.00
Total Fixed Assets	**$122,525.94**

Gemini Wine & Spirits

Balance Sheet
As of December 31, 2023

	TOTAL
Other Assets	
Accumulated Amortization	-37,896.00
Bar Gemini Loan	60,310.96
Goodwill	97,000.00
Lease	20,000.00
Liquor License	44,779.62
PG&E Utility Deposit	1,080.00
Prepaid Rent	6,275.00
Security Deposit - Rent	4,025.00
SF Water,Power & Sewer	100.00
Start-up Soft Cost	19,524.30
Total Other Assets	**$215,198.88**
TOTAL ASSETS	**$550,046.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	120,527.58
Total Accounts Payable	**$120,527.58**
Credit Cards	
American Express 1	43,440.30
Total Credit Cards	**$43,440.30**
Other Current Liabilities	
Out Of Scope Agency Payable	0.00
Sales Tax Payable	0.00
San Francisco CA sales	0.00
Shopify Sales Tax Collected	-4,211.84
Total Sales Tax Payable	**-4,211.84**
Shopify Gift Card Liabilities	8,046.03
Total Other Current Liabilities	**$3,834.19**
Total Current Liabilities	**$167,802.07**
Long-Term Liabilities	
First Republic SBA EIDL LOAN	347,996.00
Hope Buyout Balance Due	72,948.05
Local Cellar LLC	0.00
Shopify capital	52,737.98
Total Long-Term Liabilities	**$473,682.03**
Total Liabilities	**$641,484.10**

Gemini Wine & Spirits

Balance Sheet
As of December 31, 2023

	TOTAL
Equity	
Alex Pomerantz	2,500.00
Dominique Henderson	2,500.00
Gemini 401K	0.00
Hope Pomerantz	0.00
Opening Balance Equity	366.44
Owner's Pay & Personal Expenses	-4,194.44
Retained Earnings	8,798.02
Net Income	-101,407.60
Total Equity	**$ -91,437.58**
TOTAL LIABILITIES AND EQUITY	**$550,046.52**

Gemini Wine & Spirits

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-101,407.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-34,479.80
Inventory Asset	594.00
SC Cellars Short Term Loan	25,000.00
Shopify Carried Balances	0.00
Shopify Clearing Account	-592.50
Shopify Pending Balances	2,915.81
Accounts Payable (A/P)	57,684.53
American Express 1	30,265.87
Out Of Scope Agency Payable	0.00
Sales Tax Payable:San Francisco CA sales	69,194.25
Sales Tax Payable:Shopify Sales Tax Collected	-84,666.15
Shopify Gift Card Liabilities	2,805.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**68,721.37**
Net cash provided by operating activities	**$ -32,686.23**
INVESTING ACTIVITIES	
Front Counter	-1,200.00
Leasehold Improvements	-7,241.94
Bar Gemini Loan	-57,810.96
Net cash provided by investing activities	**$ -66,252.90**
FINANCING ACTIVITIES	
First Republic SBA EIDL LOAN	-22,404.00
Hope Buyout Balance Due	-23,288.46
Local Cellar LLC	-15,583.26
Shopify capital	52,737.98
Alex Pomerantz	2,500.00
Dominique Henderson	2,500.00
Hope Pomerantz	-5,000.00
Owner's Pay & Personal Expenses	-4,000.00
Net cash provided by financing activities	**$ -12,537.74**
NET CASH INCREASE FOR PERIOD	**$ -111,476.87**
Cash at beginning of period	172,453.46
CASH AT END OF PERIOD	**$60,976.59**